Exhibit 99.6

coform	88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.
Company Number	29846

Company Name in full	Wolseley plc

Shares allotted (including bonus shares):

	From			To

Date or period during which shares were allotted	Day	Month	Year	Day	Month	Year

(if shares were allotted on one date enter that date in the “from” box)	06	05	2003

Class of shares (ordinary or preference etc)	Ordinary
Number allotted	73,948
Nominal value of each share	25p
Amount (if any) paid or due on each share (including any share premium)	£2.51

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ For companies registered in England and Wales	DX 33050 Cardiff

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB For companies registered in Scotland	DX 235 Edinburgh

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Pat O’Roirdan
Address 110 Greenfields, Rosbrien Limerick Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Mr John Fogarty
Address Corcamore, Clarina Co. Limerick Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Ms Kerrie Ann Lucitt
Address 11 Clonbrock Court Retreat, Athlone Co. Westmeath Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Mr Jason Campbell
Address 332 Ryevale Lawns Leixlip Co. Kildare Ireland	Ordinary	473
UK postcode

Please enter the number of continuation sheets (if any) attached to this form	14

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Tony Wiliam Collins
Address Tara Cottage, Monemore Emly Co. Tipperary Ireland	Ordinary	473
UK postcode

Name	Class of shares allotted	Number allotted
Mr Thomas O’Brien
Address Dunbarton Oaks Roo East, Ardnacrusha Co. Clare Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Mr Liam O’Connell
Address 26 Brookville Glanmire Co. Cork Ireland	Ordinary	1,184
UK postcode

Name	Class of shares allotted	Number allotted
Mr Daniel Quinlan
Address 6 Caltragh Heights Sligo Co. Sligo Ireland	Ordinary	1,184
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Frank Gilsenan
Address 8 Newbury Park Clonshaugh Dublin 17 Ireland	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mr Joseph Power
Address Garrienderk Kilmallock Co. Limerick Ireland	Ordinary	1,303
UK postcode

Name	Class of shares allotted	Number allotted
Mr Pat Roche
Address 15 Abbotswood Downs Monastry Road Rochestown, Co. Cork Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Mr Jim Carey
Address 21 The Elms Cartrontroy Athlone, Co. Westmeath Ireland	Ordinary	2,962
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mrs Bernadette Durkin
Address Tudor Oaks Carus Alclare, Co. Sligo Ireland	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Siobhan Doddy
Address Ballnaeaw South Bunnanadilan Ballynote, Co. Sligo Ireland	Ordinary	710
UK postcode

Name	Class of shares allotted	Number allotted
Mr Patrick Cribbin
Address 56 Norwood Park Ballysimon Limerick Ireland	Ordinary	1,421
UK postcode

Name	Class of shares allotted	Number allotted
Mr Austin Nevin
Address Newtown Donore, Naas Co. Kildare Ireland	Ordinary	947
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr David Kavanagh
Address 12 Ardee Terrace Sligo Co. Sligo Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Kay Collins
Address Clogherbrien Tralee Co. Kerry Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Ms Dorothy Kelly
Address Rosemount Moate Co. Westmeath Ireland	Ordinary	1,184
UK postcode

Name	Class of shares allotted	Number allotted
Mr Shane Colleran
Address Truskey West Barna Co. Galway Ireland	Ordinary	2,962
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Seamus Gunning
Address Cartrontroy Co. Westmeath Ireland	Ordinary	1,421
UK postcode

Name	Class of shares allotted	Number allotted
Mr Brian McTernan
Address Montserrat Newtown Hill Lexip, Co. Kildare Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Sinead Hegarty
Address Arravale Deerpark Road Athlone, Co. Westmeath Ireland	Ordinary	1,184
UK postcode

Name	Class of shares allotted	Number allotted
Mr Richard FitzPatrick
Address Drumeanan More Aughnashellin Ballinamore, Co. Leitrim Ireland	Ordinary	947
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael W M Ryan
Address Tervoe Clarina Co. Limerick Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Mr Philip Moreley
Address 19 The Brambles Templemanor Court Lemekiln, Dublin 12 Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Mr Thomas Kavanagh
Address Catalina Tullaghanstown Navan, Co. Meath Ireland	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mr John Doyle
Address 29 Cartron Drive Athlone Co. Westmeath Ireland	Ordinary	947
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Allen
Address 6 Cushla Monksland Athlone, Co. Westmeath Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Michelle Kelly
Address Dublin Road No.1 Cluain Duilleog Moate, Co. Westmeath Ireland	Ordinary	473
UK postcode

Name	Class of shares allotted	Number allotted
Mr Leo Daly
Address 4 Ballinahown Athlone Co. Westmeath Ireland	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mr Denis Bray
Address 106 Woodlands Navan Co. Meath Ireland	Ordinary	473
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Patrick Casey
Address 2 The Oaks O’Donoghue Avenue Janesboro, Limerick Ireland	Ordinary	355
UK postcode

Name	Class of shares allotted	Number allotted
Mr Corina Muldoon
Address Greggconnell Rosses Point Co. Sligo Ireland	Ordinary	1,895
UK postcode

Name	Class of shares allotted	Number allotted
Mr Stephen Devaney
Address 12 Rockwood Court Rockwood Parade Sligo, Co. Sligo Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Ms Siobhan Shanahan
Address Newtown Clarina Co. Limerick Ireland	Ordinary	710
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Ian Kearns
Address 35 McNeill Drive Cranmore Co. Sligo Ireland	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mr David Malone
Address Knockdomney Moate Co. Westmeath Ireland	Ordinary	473
UK postcode

Name	Class of shares allotted	Number allotted
Mr Joseph Noonan
Address Dunroman Cartron Hill Sligo, Co. Sligo Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Mr Kenneth O’Leary
Address Upper Clahane Ballyard Tralee, Co. Kerry Ireland	Ordinary	592
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Anthony O’Dowd
Address Ballymurray Mount Temple Moate, Co. Westmeath Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Ms Anne O’Dowd
Address Ballymurray Mount Temple Moate, Co. Westmeath Ireland	Ordinary	770
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Dymphna Pettit
Address Dunlom West Shurock Moate, Co. Westmeath Ireland	Ordinary	1,777
UK postcode

Name	Class of shares allotted	Number allotted
Mr Tom Fogarty
Address 3 Aylesbury Dooradoyle Limerick Ireland	Ordinary	473
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Ms Dara O’Reilly
Address 24 Beechdrive Dublin Road Mullingar, Co. Westmeath Ireland	Ordinary	1,777
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Anne Murnane
Address Proudstown Road Navan Co. Meath Ireland	Ordinary	236
UK postcode

Name	Class of shares allotted	Number allotted
Mrs Denise Smith
Address Boyerstown Navan Co. Meath Ireland	Ordinary	355
UK postcode

Name	Class of shares allotted	Number allotted
Ms Karen Kineavy
Address Cooras Cornamona Co. Galway Ireland	Ordinary	118
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Stephen McCarthy
Address 72 Ardmahon Estate Well Road Douglas, Co. Cork Ireland	Ordinary	1,469
UK postcode

Name	Class of shares allotted	Number allotted
Mr Charle McCabe
Address Rochestown Slane Co. Meath Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Mr Brian Power
Address Ballinamona Cahir Co. Tipperary Ireland	Ordinary	1,184
UK postcode

Name	Class of shares allotted	Number allotted
Mr David Calt
Address 22 Woodlands Navan Co. Meath Ireland	Ordinary	710
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Michael Carty
Address Clonulty Ballydangan Athlone, Co. Roscommon Ireland	Ordinary	947
UK postcode

Name	Class of shares allotted	Number allotted
Mr Paul Forde
Address 9 Mount Eden Road Gurranabraher Co. Cork Ireland	Ordinary	1,184
UK postcode

Name	Class of shares allotted	Number allotted
Mr Macartan McCague
Address 80 Barclay Court Blackrock Dublin 17 Ireland	Ordinary	2,369
UK postcode

Name	Class of shares allotted	Number allotted
Ms Sharon Hegarty
Address Brackvoan Bruff Co. Limerick Ireland	Ordinary	1,777
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted

Name	Class of shares allotted	Number allotted
Mr Patrick Galvin
Address 77 The Paddocks Kells Road Kilkenny Ireland	Ordinary	770
UK postcode

Name	Class of shares allotted	Number allotted
Mr Michael Laffan
Address Highfields Killurin Enniscorthy, Co. Wexford Ireland	Ordinary	2,962
UK postcode

Name	Class of shares allotted	Number allotted
Miss Deirdre Joyce
Address Arndnasella Oughterard Co. Galway Ireland	Ordinary	592
UK postcode

Name	Class of shares allotted	Number allotted
Address
UK postcode

Please enter the number of continuation sheets (if any) attached to this form

Signed	/s/ M J White
	M J White	Date 6/05/03
A secretary

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	M J White, Wolseley plc,
Parkview 1220, Arlington Business Park,
	Theale, Reading RG7 4GA	Tel
	DX number	DX exchange

coform